Exhibit 4.27

SECOND AMENDMENT TO 1.5% SENIOR CONVERTIBLE NOTE (RS-10)

This Second Amendment to 1.5% Senior Convertible Note (RS-10) (this “Amendment”) is made and entered into as of May 12th, 2017, by and between Amyris, Inc., a Delaware corporation (the “Company”) and Total Raffinage Chimie S.A., as assignee of Total Energies Nouvelles Activités USA SAS (the “Investor”).

RECITALS

WHEREAS, on March 21, 2016 the Company issued to the Investor a 1.5% Senior Convertible Note (RS-10) in the principal amount of $3,700,000, as amended by that First Amendment to 1.5% Senior Convertible Note (RS-10) dated February 27, 2017 (as amended, the “Note”).

WHEREAS, the Company and the Investor desire to further amend the Note as set forth herein.

WHEREAS, pursuant to Section 7 of the Note, the Note may be amended with the written consent of the Company and the Investor.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	References to the Note. All references to the Note as the “1.5% Senior Convertible Note” shall be modified to “12% Senior Convertible Note.”

2.	Amendment of Section 2(a) of the Note. Section 2(a) of the Note is hereby deleted in its entirety and replaced with the following:

(a)                  Interest. This Note shall bear interest (i) from the Issue Date to May 15, 2017 on the Face Amount at a rate per annum equal to 1.50% (subject to Section 4(k)) and (ii) from May 16, 2017 to the Final Maturity Date on the Face Amount at a rate per annum equal to 12.00% (subject to Section 4(k)). Interest on this Note shall accrue daily and be due and payable in arrears on (i) December 31, 2017 and (ii) the Final Maturity Date, and at such other times as may be specified herein. All computations of interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more interest being paid than if computed on the basis of a 365-day year). Notwithstanding the foregoing, if an Event of Default shall have occurred and be continuing this Note shall bear interest on the Face Amount at a rate per annum equal to 13.50% (as may be further adjusted pursuant to Section 4(k)).

3.	Amendment of Section 2(b) of the Note. Section 2(b) of the Note is hereby deleted in its entirety and replaced with the following:

(b)                  Scheduled Payment of Principal. Unless paid, converted or cancelled and extinguished earlier in accordance with the terms hereof, the Company shall deliver to the Investor cash in the amount of the Face Amount, together with all accrued and unpaid interest on this Note, on March 31, 2018 (the “Final Maturity Date”) and this Note shall be retired and canceled.

4.	Amendment of Section 3(c)(iii) of the Note. Section 3(c)(iii) of the Note is hereby deleted in its entirety and replaced with the following:

(iii)                  Upon conversion of this Note in whole or in part in accordance with the provision of Section 3(c) of this Note, the Company shall pay to the Investor, substantially concurrently with delivery of the shares of Common Stock issuable on such conversion (the “Conversion Shares”), any accrued and unpaid interest, through the day preceding the Conversion Date, on the portion of the Face Amount represented by this Note that has been so converted. In addition, upon conversion of this Note in whole or in part following a Change of Control, the Company shall pay to the Investor, substantially concurrently with delivery of the Conversion Shares, an amount in cash equal to the interest that would have accrued at a rate per annum equal to 12.00% from such Conversion Date through the Final Maturity Date on the portion of the Face Amount represented by this Note that has been so converted if such Note (or portion of the Note) had not been converted (“Make-Whole Interest”).

5.	Amendment of Section 4(k) of the Note. Section 4(k) of the Note is hereby deleted in its entirety and replaced with the following:

(k)                  Acceleration. If any Event of Default occurs and is continuing, the Investor may declare this Note to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default described in Section 4(i)(vii) or 4(i)(viii) with respect to the Company this Note, to the extent outstanding, will become due and payable without further action or notice. The Investor may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree. Notwithstanding the foregoing (or anything to the contrary in the Agreement), the sole remedy of the Investor for a failure by the Company to comply with Section 8.6(b) of the Agreement shall, for the first 365 days after the occurrence of such failure, be the right, by notice to the Company by the Investor, to increase in the rate of interest on this Note to 16.50% for the first 180 days of such failure, and to 19.50% thereafter (which increased interest shall constitute liquidated damages for such failure).

6.	Amendment of Exhibit 1 of the Note. All references in Exhibit 1 to the Note to the “1.5% Senior Convertible Note due 2017” shall be replaced with “12% Senior Convertible Note due 2018.” In addition, the signature block next to “Conversion Information” in Exhibit 1 to the Note is hereby deleted in its entirety and replaced with the following:

TOTAL RAFFINAGE CHIMIE S.A.:

By:
Print Name:
Print Title:

Address:
2, Place Jean Millier

La Défense 6, 92400
Courbevoie, France
Attn:
Fax. No.:
Email:

7.	Full Force and Effect. Except as expressly modified by this Amendment, the terms of the Note shall remain in full force and effect.

8.	Integration. This Amendment and the Note constitute the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

9.	Counterparts; Facsimile. This Amendment may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Amendment may be executed and delivered by facsimile, or by email in portable document format (.pdf), and delivery of any signature page by such method will be deemed to have the same effect as if the original signature had been delivered to the other party.

[Remainder of Page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

AMYRIS, INC.

By:	/s/ John Melo
Name:	John Melo
Title:	President and Chief Executive Officer

[Signature Page to Second Amendment to R&D Note]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

TOTAL RAFFINAGE CHIMIE S.A.

By:	/s/ Nathalie Brunelle
Name:	Nathalie Brunelle
Title:	Deputy CEO

[Signature Page to Second Amendment to R&D Note]